

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Michal Wisniewski
Chief Executive Officer
Transuite.org Inc.
Al. Jerozolimskie 85 lok. 21
02-001 Warsaw, Poland

> **Re: Transuite.org Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 11, 2021**
> **File No. 333-255178**

Dear Mr. Wisniewski:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2021 letter.

Amendment No. 3 to Form S-1

General

1. We note your response to prior comment 1. Please revise your prospectus to briefly describe the terms of your translation agreements. Also, file executed copies of the agreements as exhibits.

Michal Wisniewski
Transuite.org Inc.
August 24, 2021
Page 2

   You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

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